Mail Stop 4561

November 13, 2008

Mr. Brent Bales
Chief Financial Officer
Equinox Fund Management, LLC
1660 Lincoln Street, Suite 100
Denver, Co 80264

> **Re: The Frontier Fund**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-51274**

Dear Mr. Bales:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A. Controls and Procedures, page 97

1. Please amend your filing to disclose that management has evaluated the disclosure controls and procedures at the individual series level, along with the trust in total, and the conclusions of such evaluations. Additionally, please apply this comment to management's assessment of internal controls over financial reporting.

2. We note that you have provided separate certifications for the Frontier Fund and for each of its individual series. It would be acceptable to provide Exhibit 31 certifications for The Frontier Fund without separate Exhibit 31 certifications for each series of The Frontier Fund if you add appropriate disclosure within Item 9A to clarify that the scope of your certifications applies at the series level as well as for the trust taken as a whole, and that the CEO and CFO are certifying as to the trust as a whole, as well as to each series. Provide similar disclosure in all future periodic reports. Please be aware that it would be inappropriate to change the wording of the certifications themselves.

Financial Statements

Notes to Financial Statements

4. Investments in Unconsolidated Trading Companies, pages F-23 to F-25

3. We note that certain of your series have made investments in trading companies which have been accounted for on an unconsolidated basis and certain of these investments appear to have significance levels which are in excess of 20% of the respective net assets of the investor series. Please share your considerations with us with respect to your decision to not include the financial statements for each trading company which has a significance level in excess of 20% based upon testing under Rule 3-09 of Regulation S-X. We additionally refer you to paragraph 5.49 of the AICPA's Audit and Accounting Guide, *Audits of Investment Companies*. Please advise or amend your filing, as appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Staff Accountant